Exhibit 99.1

Polestar and Gores Guggenheim, Inc. Announce Closing of Business Combination

Polestar raises approximately $890 million gross proceeds; begins trading June 24 on Nasdaq under ticker “PSNY”

GOTHENBURG AND LOS ANGELES – 23 June 2022. Polestar Performance AB and its affiliates (“Polestar” or the “Company”), the global pure play, premium electric performance car company, and Gores Guggenheim, Inc. (“Gores Guggenheim”) (Nasdaq: GGPI, GGPIW and GGPIU), a special purpose acquisition company (“SPAC”) formed by affiliates of The Gores Group and Guggenheim Capital, LLC, announced today the completion of their previously announced business combination (the “Business Combination”). The combined company will retain the Polestar name and will commence trading on the Nasdaq under the new ticker symbol “PSNY” on June 24, 2022. The Business Combination was approved at a special meeting of Gores Guggenheim, Inc. stockholders on June 22, 2022.

Polestar represents a unique combination of start-up agility, backed by nearly 100 years of manufacturing experience and industrial infrastructure. The listing on the Nasdaq will help Polestar achieve its plans for rapid growth, anchored by its key values of design, innovation and sustainability. With two award-winning cars on the road in 25 markets, Polestar plans to increase sales volumes tenfold from approximately 29,000 cars in 2021 to 290,000 in 2025.

Thomas Ingenlath, Chief Executive Officer of Polestar, says: “Listing on the Nasdaq is an incredibly proud moment for Polestar. We set out to create an outstanding new EV brand with the mission to accelerate the shift towards sustainable mobility. With 55,000 cars on the road today and global recognition as made evident by over 100 awards, we have built a strong foundation for future growth. We are now expanding our product range with three new premium electric models, including two SUVs, by 2024. The first, Polestar 3, a full-size electric SUV, will launch in October 2022 and sets a new standard in this high margin, premium segment.

“Gores Guggenheim has been an excellent partner during this process and I send a big thank you to Alec Gores and his great team. This milestone will help accelerate Polestar’s growth plans and help us drive our industry-leading sustainability goals forward.”

Alec Gores, Chairman and Chief Executive Officer of The Gores Group, states: “It’s been a pleasure partnering with Thomas and the Polestar team – alongside Volvo Cars and Geely Holding – as they continue to disrupt the EV space and reach their sustainability goals and we look forward to what’s ahead. Polestar has proven itself to be a true leader and innovator with premier vehicles, industry-leading sustainability solutions, impressive sales and orders, and stunning designs for future models. This is a tremendous moment – especially in this market – and we are excited to continue to support Polestar through this next phase of growth.”

Polestar will be ringing the opening bell at Nasdaq in New York City on June 28, 2022 to celebrate the company’s public listing. A live stream of the event can be viewed by visiting https://livestream.com/accounts/27896496/events/10423292.

Transaction Details

As a result of the Business Combination, Polestar has raised approximately $890 million gross proceeds through a combination of a fully committed PIPE, anchored by top-tier institutions, and cash held in trust. The cash held in trust accounts for approximately 20% in redemption elections.

Advisors

Citi acted as exclusive financial advisor to Polestar and acted as joint placement agent on the PIPE. Kirkland & Ellis LLP and Delphi served as legal advisors to Polestar.

Deutsche Bank Securities Inc. acted as financial advisor and lead capital markets advisor to Gores Guggenheim, Inc., and joint placement agent on the PIPE. Morgan Stanley and Guggenheim Securities, LLC acted as financial advisor to Gores Guggenheim, Inc. and joint placement agents on the PIPE. Barclays also acted as financial advisor to Gores Guggenheim. Weil, Gotshal & Manges LLP and Hannes Snellman served as legal advisor to Gores Guggenheim and Latham & Watkins LLP served as legal advisor to the placement agents.

Additional information about the proposed business combination, including a copy of the Business Combination Agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Gores Guggenheim with the SEC, and will be available at www.sec.gov.

Ends.

About Polestar

Polestar Automotive Holding UK PLC (Nasdaq: PSNY) (“Polestar”) is a Swedish premium electric vehicle manufacturer. Founded by Volvo Car AB (publ.) (together with its subsidiaries, “Volvo Cars”) and Zhejiang Geely Holding Group Co., Ltd (“Geely”), in 2017, Polestar enjoys specific technological and engineering synergies with Volvo Cars and benefits from significant economies of scale as a result.

Polestar is headquartered in Gothenburg, Sweden, and its vehicles are currently available and on the road in markets across Europe, North America, China and Asia Pacific. By 2023, the company plans that its cars will be available in an aggregate of 30 markets. Polestar cars are currently manufactured in two facilities in China, with additional future manufacturing planned in the USA.

Polestar has produced two electric performance cars. The Polestar 1 was built between 2019 and 2021 as a low-volume electric performance hybrid GT with a carbon fibre body, 609 hp, 1,000 Nm and an electric-only range of 124 km (WLTP) – the longest of any hybrid car in the world at the time.

The Polestar 2 electric performance fastback is the company’s first fully electric, high volume car. The Polestar 2 model range includes three variants with a combination of long- and standard range batteries as large as 78 kWh, and dual- and single-motor powertrains with as much as 300 kW / 408 hp and 660 Nm.

From 2022, Polestar plans to launch one new electric vehicle per year, starting with Polestar 3 – the company’s first electric performance SUV which is expected to debut in October 2022. Polestar 4 is expected to follow in 2023, a smaller electric performance SUV coupe.

In 2024, the Polestar 5 electric performance 4-door GT is planned to be launched as the production evolution of Polestar Precept – the manifesto concept car Polestar released in 2020 that showcases the brand’s future vision in terms of design, technology, and sustainability. As the company seeks to reduce its climate impact with every new model, Polestar aims to produce a truly climate-neutral car by 2030.

In early March 2022, Polestar revealed its second concept car, an electric performance roadster which builds on the design, technology and sustainability ambitions laid out by Precept and showcases the brand’s vision for future sports cars. The hard-top convertible presents an evolution of the unique design language first shown by Precept and emphasises a dynamic driving experience. The concept further develops the focus on sustainability and technology, aiming towards greater circularity.

About Gores Guggenheim, Inc.

Gores Guggenheim, Inc. (Nasdaq: GGPI, GGPIW, and GGPIU) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, founded by Alec Gores, and by an affiliate of Guggenheim Capital, LLC. Gores Guggenheim completed its initial public offering in April 2021, raising approximately USD 800 million in cash proceeds for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Gores Guggenheim’s strategy is to identify and complete business combinations with market leading companies with strong equity stories that will benefit from the growth capital of the public equity markets and be enhanced by the experience and expertise of Gores’ and Guggenheim’s long history and track record of investing in and operating businesses.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar. For example, projections of revenue, volumes and other financial or operating metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners Volvo Cars and Geely and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production capacities; (5) competition, the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) Polestar’s estimates of expenses and profitability; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others; (12) the ability to meet stock exchange listing standards; (13) risks associated with changes in applicable laws or regulations and with Polestar’s international operations; (14) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (15) delays in the design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (16) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (17) risks related to future market adoption of Polestar’s offerings; (18) risks related to Polestar’s distribution model; (19) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; and (20) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contacts

For inquiries regarding Polestar:

Bojana Flint

Polestar (Investor Relations)

bojana.flint@polestar.com

Jonathan Goodman

Polestar

jonathan.goodman@polestar.com

Andrew Lytheer

Polestar

andrew.lytheer@polestar.com

John Paolo Canton

Polestar

jp.canton@polestar.com

For inquiries regarding The Gores Group and affiliates:

Jennifer Kwon Chou

Managing Director

The Gores Group

jchou@gores.com

John Christiansen/Cassandra Bujarski/Danya Al-Qattan

FGS Global

GoresGroup-SVC@sardverb.com